                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MAY, 2001

                      Galen Holdings Public Limited Company
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            SEAGOE INDUSTRIAL ESTATE
                                    CRAIGAVON

                                    BT63 5UA

                                 UNITED KINGDOM
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F /X/       Form 40-F / /

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.)

                              Yes / /       No /X/

 (If "Yes" is marked, indicate below the file number assigned to the registrant
                in connection with Rule 12g3-2(b): 82-        .)

                                EXPLANATORY NOTE

I. Purpose of Filing

      The purpose of this report on Form 6-K by Galen Holdings PLC is to file with the Securities and Exchange Commission copies of the public announcement made by Galen Holdings today in the United States and the United Kingdom. This public announcement includes preliminary financial information for the three- and six-month periods ended March 31, 2001. A copy of the public announcement was provided to the Company Announcements Office of the London Stock Exchange plc for release today through the Regulatory News Service. The text of the public announcement is included in this report as Exhibit 1.1. Galen Holdings will file an additional report on Form 6-K on or prior to May 14, 2001, which report will include financial statements for the periods referred to in the announcement, related notes and a management's discussion and analysis section.

II. Signatures

      Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 1, 2001                    Galen Holdings PLC

                               /s/    R. G. Elliott
                               ------------------------------
                               Name:  R. G. Elliott
                               Title: Chief Financial Officer

EXHIBITS

(a) EXHIBITS - THE FOLLOWING EXHIBIT IS FILED WITH THIS DOCUMENT:

      EXHIBIT NO.    DESCRIPTION
      -----------    -----------
        1.1          News release dated May 1, 2001 and Chairman and Chief
                     Executive's Report dated April 2001